Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of October 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 26, 2005

List of materials

Documents attached hereto:


i) Press release announcing Compulsory Conversion of Subsidiary Tracking Stock


                                                       Sony Corporation
                                                       6-7-35 Kitashinagawa
                                                       Shinagawa-ku
                                                       Tokyo, 141-0001 Japan

                                                       No. 05-061E
                                                       October 26, 2005


             Compulsory Conversion of Subsidiary Tracking Stock

Sony Corporation ("Sony") decided at today's meeting of its Board of Directors to terminate all shares of Subsidiary Tracking Stock ("TS"), the economic value of which is intended to be linked with Sony Communication Network Corporation's ("SCN") economic value. All shares of TS will be converted to shares of Sony Common Stock on Thursday, December 1, 2005 (the "Compulsory Conversion Date").


1. Purpose for Compulsory Conversion

In light of recent drastic changes in the internet-related industry, Sony Group management desires to enhance SCN's enterprise value. To accomplish this goal, Sony believes that SCN's business operations and strategy must be independent from the Sony Group. Therefore, Sony decided to make shares of common stock of SCN ("SCN Common Stock") publicly available and to terminate all shares of TS.

With respect to the method of termination, Sony reviewed the various options that are stipulated in its Articles of Incorporation, including compulsory retirement in cash and compulsory exchange with shares of SCN Common Stock. In the end, Sony selected compulsory conversion to shares of Sony Common Stock.


2. Conditions for Compulsory Conversion

       (1) Schedule of Compulsory Conversion

           October 26, 2005 (Wednesday) Board of Directors to approve compulsory conversion

           October 28, 2005 (Friday)    Commencement date of submission period
                                        for share certificates of shares of TS

           November 25, 2005 (Friday)   The delisting date for shares of TS

           November 30, 2005 (Wednesday)Last day of submission period for share certificates of shares of TS

           December 1, 2005 (Thursday)  Compulsory Conversion Date
                                        Commencement date of trading of Sony
                                        Common Stock allotted (in case of shares held under the securities depository system)

           January 16, 2006 (Monday)    The date starting to deliver the new
                                        certificates for Sony Common Stock



       (2) Compulsory Conversion Ratio

           For each share of TS, Sony will allot and deliver 1.114 shares of Sony Common Stock to the registered TS shareholder as at the close of Wednesday, November 30, 2005, the day immediately preceding the Compulsory Conversion Date.

           Note 1 Pursuant to Article 10-9 of the Sony's Articles of Incorporation, the number of shares of Sony Common Stock to be issued upon compulsory conversion will be calculated by multiplying the Standard Market Price for shares of TS (3,882.0 yen) by 1.1, and then dividing the result by the Standard Market Price for shares of Sony Common Stock (3,834.0 yen). (Such number will be rounded to the third decimal place, with five ten-thousandths (5/10,000) and greater being rounded upwards.)

           Note 2 The Standard Market Prices for shares of TS and Sony Common Stock will be calculated by averaging the closing prices, in regular transactions on the Tokyo Stock Exchange, of shares of TS and Sony Common Stock, respectively, for thirty (30) trading days (from August 19, 2005 to October 3, 2005), commencing forty-five (45) trading days prior to the date on which Sony's Board of Directors approved the compulsory conversion of the shares of TS. (The above average will be rounded to the first decimal place, with five one-hundredths (5/100) and greater being rounded upwards.)


       (3) Number of shares of Sony Common Stock to be issued upon compulsory conversion

           The number of shares of Sony Common Stock to be issued upon compulsory conversion will be calculated by multiplying the number of shares of TS issued on Wednesday, November 30, 2005, by 1.114.

           Based upon the number of shares of TS issued on September 30, 2005, the number of shares of Sony Common Stock that will be issued pursuant to compulsory conversion will be 3,440,032. However, this figure is subject to increase as a result of the exercise of outstanding TS warrants or TS stock acquisition rights.


       (4) Commencement date for calculation of dividends

           The dividends on the new shares (of Sony Common Stock) to be issued pursuant to compulsory conversion of shares of TS will be calculated on, and including October 1, 2005.


       (5) Effects on Warrants and Stock Acquisition Rights for the shares of TS

           Warrants and stock acquisition rights were issued for the purpose of giving stock incentives to SCN's directors and employees. On and after the Compulsory Conversion Date, as a result of the termination of shares of TS by way of compulsory conversion to shares of Sony Common Stock, the class of shares to be issued upon exercise of such warrants or stock acquisition rights will be changed to shares of Sony Common Stock. In addition, the exercise prices of such warrants and stock acquisition rights will be adjusted in accordance with the conversion ratio for the compulsory conversion, as follows:


+-----------------+---------------+--------------+--------------+---------------+
|                 |The fourteenth |  The second  |  The fifth   |  The eighth   |
|                 |   series of   |  series of   |  series of   |   series of   |
|                 |unsecured bonds|  Subsidiary  |  Subsidiary  |  Subsidiary   |
|                 | with warrants |Tracking Stock|Tracking Stock|Tracking Stock |
|                 | for shares of | Acquisition  | Acquisition  |  Acquisition  |
|                 |  Subsidiary   |    Rights    |    Rights    |    Rights     |
|                 |Tracking Stock |              |              |               |
+-----------------+---------------+--------------+--------------+---------------+
|Exercise Price   |   Y 2,962.3   |   Y 904.8    |   Y 731.6    |   Y 1,130.2   |
|after adjustment |   (Y 3,300)   |  (Y 1,008)   |   (Y 815)    |   (Y 1,259)   |
|(Exercise Price  |               |              |              |               |
|before           |               |              |              |               |
|adjustment)      |               |              |              |               |
+-----------------+---------------+--------------+--------------+---------------+
|Effective date   | On and after  | On and after | On and after | On and after  |
|                 |  December 1,  | December 1,  | December 1,  |  December 1,  |
|                 |     2005      |     2005     |     2005     |     2005      |
+-----------------+---------------+--------------+--------------+---------------+
|Aggregate issue  | Y 150,000,000 | Y 36,657,972 | Y 31,264,926 | Y 57,080,751  |
|price if all     |               |              |              |               |
|shares are issued|               |              |              |               |
|upon exercise (on|               |              |              |               |
|September 30,    |               |              |              |               |
|2005)            |               |              |              |               |
+-----------------+---------------+--------------+--------------+---------------+
|Amount per share |    Y 1,482    |    Y 453     |    Y 366     |     Y 566     |
|to be accounted  |               |              |              |               |
|for as stated    |               |              |              |               |
|capital in       |               |              |              |               |
|respect of shares|               |              |              |               |
|to be issued upon|               |              |              |               |
|exercise         |               |              |              |               |
+-----------------+---------------+--------------+--------------+---------------+